UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52145

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rampart Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Place
(No. and Street)

Boston (City) MA (State) 02110-2634 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Egalka (617) 342-6900
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Litman, Gerson & Co.
(Name – *if individual, state last, first, middle name*)

500 West Cummings Park (Address) Woburn (City) MA (State) 01801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Vd

OATH OR AFFIRMATION

I, Ronald Egalka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rampart Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF
RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
AND
FOR THE PERIOD AUGUST 5, 1999 (INCEPTION)
THROUGH JUNE 30, 2002

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001
AND
FOR THE PERIOD AUGUST 5, 1999 (INCEPTION) THROUGH JUNE 30, 2002

CONTENTS

FINANCIAL STATEMENTS	PAGE(S)
Independent Auditor's Report	1
Balance Sheets	2
Statements of Operations and Retained Earnings (Deficit)	3
Statements of Cash Flows	4
Statements of Changes in Stockholder's Equity	5
Notes to Financial Statements	6-7
SUPPLEMENTARY INFORMATION	
Independent Auditor's Report on Supplementary Information	8
Excess Net Capital	9
Reconciliation of Preliminary Unaudited Net Capital to Final Audited Net Capital	10
Auditor's Report on Compliance and Internal Accounting Control Required by SEC Rule 17a-5	11-12

LITMAN,
GERSON & CO.
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
of Rampart Securities, Inc.:

We have audited the balance sheets of Rampart Securities, Inc. (a development stage company), as of June 30, 2002 and 2001, and the related statements of operations and retained earnings (deficit), cash flows and changes in stockholder's equity for the years then ended and for the period from August 5, 1999 (inception) to June 30, 2002. These financial statements are the responsibility of Rampart Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rampart Securities, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended and from August 5, 1999 (inception) to June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Litman, Gerson & Co.

Woburn, MA
July 30, 2002

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY-OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
BALANCE SHEETS
JUNE 30,

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 9,083	$ 7,180
Total current assets	**$ 9,083**	**$ 7,180**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable	$ 85	85
Accrued taxes	456	456
Total current liabilities	**541**	**541**
STOCKHOLDER'S EQUITY		
Common stock, par value $.01 per share; authorized 200,000 shares; issued and outstanding 200 shares	2	2
Additional paid-in capital	63,763	53,095
Deficit accumulated in the development stage	(55,223)	(46,458)
	8,542	6,639
Total liabilities and stockholder's equity	**$ 9,083**	**7,180**

See accompanying notes to the financial statements.

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
FOR THE YEARS ENDED JUNE 30, 2002 and 2001
AND
FOR THE PERIOD AUGUST 5, 1999 (INCEPTION) THROUGH JUNE 30, 2002

	Years ended June 30,		August 5, 1999 (Inception) to
	2002	2001	June 30, 2002
GENERAL AND ADMINISTRATIVE EXPENSES:			
Advertising	$ -	$ 75	$ 75
Bank service charges	77	-	77
Insurance	274	274	548
Licenses and filing fees	1,591	2,080	8,357
Professional fees	6,367	11,701	44,798
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(8,309)	(14,130)	(53,855)
State tax expense	456	456	1,368
NET INCOME (LOSS)	(8,765)	(14,586)	(55,223)
RETAINED EARNING (DEFICIT), BEGINNING OF PERIOD	(46,458)	(31,872)	-
RETAINED EARNINGS (DEFICIT), END OF PERIOD	$ (55,223)	$ (46,458)	$ (55,223)

See accompanying notes to financial statements.

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2002 and 2001
AND
FOR THE PERIOD AUGUST 5, 1999 (INCEPTION) THROUGH JUNE 30, 2002

	Years ended June 30,		August 5, 1999 (Inception) to
CASH FLOWS FROM OPERATING ACTIVITIES:	2002	2001	June 30, 2002
Net loss for the period	$ (8,765)	$ (14,586)	$ (55,223)
Adjustments to reconcile net loss to net cash used by operating activities:			
Accounts payable	-	(1,363)	85
Accrued taxes	-	-	456
Net cash used by operating activities	(8,765)	(15,949)	(54,682)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of stock	-	-	2
Proceeds from contribution of additional paid in capital	10,668	15,149	63,763
Net cash provided by financing activities	10,668.	15,149	63,765
NET INCREASE / (DECREASE) IN CASH FOR THE PERIOD	1,903	(800)	9,083
CASH, BEGINNING OF PERIOD	7,180	7,980	-
CASH, END OF PERIOD	$ 9,083	$ 7,180	$ 9,083

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period:			
Interest	$ -	$ -	$ -
Income taxes	$ 456	$ 456	$ 912

See accompanying notes to financial statements.

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2002 and 2001
AND
FOR THE PERIOD AUGUST 5, 1999 (INCEPTION) THROUGH JUNE 30, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Initial issuance of common stock	$ 2	$ -	$ -	$ 2
Additional paid in capital contributed for the period	-	37,946	-	37,946
Net loss for development stage period	-	-	(31,872)	(31,872)
Stockholder's equity at June 30, 2000	2	37,946	(31,872)	6,076
Additional paid in capital contributed for the period	-	15,149	-	15,149
Net loss for development stage period	-	-	(14,586)	(14,586)
Stockholder's equity at June 30, 2001	2	53,095	(46,458)	6,639
Additional paid in capital contributed for the period	-	10,668	-	10,668
Net loss for development stage period	-	-	(8,765)	(8,765)
Stockholder's equity at June 30, 2002	$ 2	$ 63,763	$ (55,223)	$ 8,542

See accompanying notes to financial statements.

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

NOTE 1 Summary of Significant Accounting Policies

Description of Business

Rampart Securities, Inc. was formed in Massachusetts on August 5, 1999 for the purpose of becoming a registered securities broker-dealer to provide brokerage and placement agent services and other services in connection with the financial markets. The company was granted membership by NASD on March 20, 2000 and is a registered broker dealer. Continuing development stage activities from inception through June 30, 2002, have consisted of obtaining membership to NASD and initial marketing efforts to arrange placement services.

Unconsolidated subsidiary

Rampart Securities, Inc. (the company) is a wholly owned subsidiary of Rampart Investment Management Company, Inc. Both companies have a June 30 year end.

The parent company, Rampart Investment Management Company, Inc., operates for the purpose of rendering investment advice and managing the investments of others.

Rampart Securities, Inc. is required to prepare audited financial statements per the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). Rampart Securities, Inc. is being presented on a stand-alone basis. The parent company, Rampart Investment Management Company, Inc., is not required to prepare audited financial statements for NASD.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Rampart Securities, Inc. considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Advertising

The Company's policy is to expense advertising costs as the cost are incurred.

NOTE 2 Income Taxes

Rampart Securities, Inc. is included in the consolidated cash basis tax return of its parent, Rampart Investment Management Co., Inc. Consolidated tax expense is allocated using the separate return method. Under this method, taxes are reported in the financial statement for a subsidiary as if it filed a separate return. Temporary differences arising from the cash basis method of accounting and the tax treatment of organization expense generate a loss for income tax purposes. Any benefits of the tax basis loss will be utilized by the parent, therefore, no federal current or deferred tax provision has been reported in these financial statements. Minimum state tax has been recorded

NOTE 3 Related Party Transactions

Under an expense agreement dated October 1, 1999 administrative expenses including facilities, supplies, and shared employee costs of Rampart Securities, Inc. are paid through its parent company, Rampart Investment Management Company, Inc. Rampart Securities, Inc. agrees to reimburse its parent company for its pro rate share of these expenses. If Rampart Securities Inc.'s income is insufficient to meet the payment obligations, the parent company will pay the expenses without any repayment expected. For the period August 5, 1999 (inception) through June 30, 2002 no amounts were reimbursed or due to the parent company since no income had been generated. The parent contributes additional paid in capital to fund on-going operations as needed. Contributions for 2002 and 2001 were $10,668 and $15,149 respectively.

NOTE 4 Securities and Exchange Commission, Rule 15c3-3 Exemption

Rampart Securities, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission since a "Special Account for the Exclusive Benefit of Customers" will be maintained. The conditions of the exemption were not applicable for the periods ended June 30, 2002 or 2001.

NOTE 5 Net Minimum Capital Requirement

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Rampart Securities Inc. is required to maintain a net minimum capital balance. The net minimum capital balance must exceed the greater of 6 2/3% of aggregate indebtedness (total liabilities) or $5,000. At June 30, 2002 and 2001, net capital as defined by SEC Rule 15c3-1 was $8,542 and $6,639, respectively.

LITMAN,
GERSON & CO.
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholder
of Rampart Securities, Inc.

Our report on our audit of the basic financial statements of Rampart Securities Inc. (a development stage company), as of June 30, 2002 and 2001 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of excess net capital and the reconciliation of net capital with the Company's computation are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Litman, Gerson & Co.

Woburn, MA
July 30, 2002

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
EXCESS NET CAPITAL
JUNE 30, 2002 and 2001

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Rampart Securities, Inc. had the following Excess Net Capital at June 30, 2002 and 2001.

		2002	2001
Total assets		$ 9,083	7,180
Less: Total liabilities		541	541
Net worth		8,542	6,639
Plus: Subordinated indebtedness		-	-
Adjusted net worth		8,542	6,639
Net capital before haircuts		8,542	6,639
Less: Haircuts		-	-
Net capital		8,542	6,639
Net capital requirements:			
6 2/3% of aggregate indebtedness	36		
Minimum requirement	5,000		
Greater of the above		5,000	5,000
Excess net capital		$ 3,542	1,639

RAMPART SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A WHOLLY OWNED SUBSIDIARY OF RAMPART INVESTMENT MANAGEMENT COMPANY, INC.)
RECONCILIATION OF PRELIMINARY UNAUDITED NET CAPITAL TO FINAL AUDITED NET CAPITAL
JUNE 30, 2002 and 2001

Pursuant to the rules of Securities and Exchange Commission, the following schedule reconciles the preliminary unaudited and final audited computations of net capital pursuant to Rule 15c3-1 at June 30, 2002 and 2001:

	2002	2001
Ownership equity - original (unaudited)	$ 9,083	$ 7,180
Auditor's adjusting journal entries	(541)	(541)
Ownership equity - audited	$ 8,542	$ 6,639

LITMAN,
GERSON & CO.
A PROFESSIONAL SERVICES FIRM

500 WEST CUMMINGS PARK
WOBURN, MA 01801-6595
TELEPHONE (781) 933-9660
FACSIMILE (781) 935-6213

AUDITOR'S REPORT ON COMPLIANCE AND INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Rampart Securities, Inc.

We have examined the financial statements of Rampart Securities, Inc. (a wholly owned subsidiary of Rampart Investment Management Company, Inc.) for the years ended June 30, 2002 and 2001 and the period August 5, 1999 (Inception) through June 30, 2002, and have issued our report thereon dated July 30, 2002. As part of our examination, we made a study and evaluation of Rampart Securities, Inc.'s system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by Rampart Securities, Inc. making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by Rampart Securities, Inc. in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Revenue System, because Rampart Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Rampart Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's objectives. The objectives of a system and the practice and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Rampart Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Rampart Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange

Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Rampart Securities, Inc.'s practices and procedures were adequate at June 30, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the use of the management of Rampart Securities, Inc. and the Securities and Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

Litman, Gerson & Co.

July 30, 2002